

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   March 15, 2011

Mr. Leo Ehrlich
Chief Executive Officer
Cellceutix Corporation
100 Cumming Center, Suite 151-B
Beverly, Massachusetts 01915

>   **Re: Cellceutix Corporation**
>   **Revised Preliminary Information Statement**
>   **Filed March 9, 2011**
>   **File No. 000-52321**

Dear Mr. Ehrlich:

   We have reviewed your revised preliminary information statement and have the following comments.

   Please respond to this letter by filing a revised information statement. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response. After reviewing any revised disclosure and any information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1, specifically the statement that the filing of an amendment pertaining to a reverse stock split "would have triggered the filing of the 14C." Please note the requirements of Rule 14c-2(b) that the information must be sent or given at least 20 calendar days prior to the meeting date, or in the case of corporate action taken pursuant to the consents or authorizations of security holders, at least 20 calendar days prior to the earliest date on which the corporate action may be taken.

Agenda #1: Amendment to the Articles of Incorporation

2. We note your response to comment 5 and reissue the comment in part. As previously requested, please expand your discussion to provide the following information:
   - The identity of the members of the board of directors who approved the amendment;
   - Identify the "founders" who the board was concerned would lose control in the event of dilution. Please state whether George Evans is included in the definition of founders. In this regard, we note that Mr. Evans was your Chief Executive Officer upon inception;

- The basis for the board of directors' concern over diminished control in view of their voting control of the company, options to acquired a large number of additional shares, and their positions as the company's sole officers and directors;
- Why the board of directors adopted the amendment at this time;
- State whether the Class B common stock can only be issued to the individuals identified as founders of the company, specifically identifying such individuals;
- Whether the board of directors has any current plans, arrangements, understandings, commitments, or agreements, either oral or written, regarding the issuance of the Class B common stock subsequent to the adoption of the amendment; and
- The circumstances and/or criteria under which the Class B shares will be issued.

3. Please explain what you mean by the statement "the designation of Class B Common Stock to Leo Ehrlich and Krishna Menon will have a dilutive effect on the voting power of existing stockholders of the Company." Specifically, how will the Class B shares be distributed to these individuals, e.g. in exchange for outstanding indebtedness with a specific exchange ratio of debt for shares, for outstanding common stock, without any consideration other than their service as officers and directors, etc.

4. We note your reference to the Ford family's disproportionate voting power. Please expand the discussion to clarify the circumstances under which the disproportionate voting class was created, e.g. at the time the company initially became a public company. In addition, please provide similar information with respect to the creation of the various classes of voting stock for Berkshire Hathaway, purportedly to enable investors to more readily afford the price of a common share.

5. We note your response to comment 3. Please expand the discussion to clarify that while the creation of the Class B common shares may inure to the benefit of the members of the board of directors, there is no assurance the company will obtain additional equity financing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call John L. Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director